Exhibit 99.1

Santiago, September 22, 2015
GG/149/2015

Mr. Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the compilations of Norms of the Superintendency of Banks and Financial Institutions (“SBIF”), we notify you of the following MATERIAL EVENT:

On September 17, 2015, the SBIF notified Corpbanca the imposition of a fine equivalent to 1,000 Unidades de Fomento (US$37,000 approximately) for infringing the instructions issued by the abovementioned Superintendency regarding the consecutive numbering of certain type of minutes of the Board of Director’s meetings, and the repeated breach of the maximum period of 10 business days to file with the SBIF certain minutes, all the above pursuant to the provisions set forth in paragraphs 2 and 3 of Title III of Chapter 1-4 of the compilations of Norms of the Superintendency of Banks and Financial Institutions.

Sincerely,

Fernando Massú Taré
Chief Executive Officer